UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WaferGen Bio-systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93041P100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 93041P100	13G/A	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS
Great Point Partners, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
37-1475292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
4,620,922[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
4,620,922[1]

[1]

Consists of (i) 4,320,922 shares issuable upon conversion of Series A-1 non-voting preferred stock collectively owned by each of Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Lyrical Multi-Manager Fund, LP (“Lyrical”), Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”), Class D Series of GEF-PS, LP (“GEF-PS”), David J. Morrison (“Morrison”), WS Investments III, LLC (“WS”), Thomas C. Jay QPERT (“QPERT”), Carolyn Jay Trust (“Carolyn Trust”), Jeffrey Jay Jr. Trust (“Jay Trust”) and Jeffrey and Mary Ellen Jay (“Jay”, and together with QPERT, Carolyn Trust and Jay Trust, the “Jay Owners”), and (ii) stock options to purchase 300,000 shares collectively held by Scott Davidson ad Joe Pesce, as director nominees of BVF, BOVF and BIVF. Does not include: (i) Series A-1 non-voting preferred stock convertible into 8,419,463 shares collectively owned by each of BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison, WS and the Jay Owners, (ii) Series A-2 non-voting preferred stock issuable upon conversion of certain promissory notes and convertible into 11,622,807 shares collectively owned by each of BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison, WS and the Jay Owners and (iii) warrants to purchase 24,363,192 shares collectively held by each of BVF, BOVF, BIVF, Lyrical, GEF-PS, Morrison, WS and the Jay Owners. The provisions of such preferred stock and warrants restrict the conversion and exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.98% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. Dr. Jeffrey Jay has the sole voting and sole dispositive power with respect to the shares beneficially owned by the Jay Owners, and the other reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 93041P100	13G/A	Page 3 of 13 Pages

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,620,922[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.98%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
IA

[2]	Based on a total of 41,680,902 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 7, 2012.

CUSIP No. 93041P100	13G/A	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS
Dr. Jeffrey R. Jay, M.D.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
4,620,922[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
4,620,922[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,620,922[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.98%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 93041P100	13G/A	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS
Mr. David Kroin
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
4,620,922[1]
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
4,620,922[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,620,922[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.98%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 93041P100	13G/A	Page 6 of 13 Pages

Item 1.

	(a)	Name of Issuer

WaferGen Bio-systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

7400 Paseo Padre Parkway, Freemont, CA 94555

Item 2.

	(a)	Name of Person Filing

Great Point Partners, LLC Dr. Jeffrey R. Jay, M.D. Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

93041P100

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 93041P100	13G/A	Page 7 of 13 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 7,579,427 shares of Common Stock (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares. In addition, BVF is the record owner of warrants to purchase 7,579,427 shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 4,670,577 shares of Common Stock (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares. In addition, BOVF is the record owner of warrants to purchase 4,670,577 shares.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 1,867,858 shares of Common Stock (the “BIVF Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares. In addition, BIVF is the record owner of warrants to purchase 1,867,858 shares.

Lyrical Multi-Manager Fund, LP (“Lyrical”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 2,647,387 shares of Common Stock (the “Lyrical Shares”). Great Point is the investment manager of Lyrical, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Shares. In addition, Lyrical is the record owner of warrants to purchase 2,647,387 shares.

CUSIP No. 93041P100	13G/A	Page 8 of 13 Pages

Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 1,150,365 shares of Common Stock (the “Lyrical Offshore Shares”). Great Point is the investment manager of Lyrical Offshore, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Offshore Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Offshore Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Offshore Shares. In addition, Lyrical Offshore is the record owner of warrants to purchase 1,150,365 shares.

Class D Series of GEF-PS, LP (“GEF-PS”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 4,596,832 shares of Common Stock (the “GEF-PS Shares”). Great Point is the investment manager of GEF-PS, and by virtue of such status may be deemed to be the beneficial owner of the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares, and therefore may be deemed to be the beneficial owner of the GEF-PS Shares. In addition, GEF-PS is the record owner of warrants to purchase 4,596,832 shares.

David J. Morrison (“Morrison”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 126,595 shares of Common Stock (the “Morrison Shares”). Great Point is the investment manager with respect to the Morrison Shares, and by virtue of such status may be deemed to be the beneficial owner of the Morrison Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Morrison Shares, and therefore may be deemed to be the beneficial owner of the Morrison Shares. In addition, Morrison is the record owner of warrants to purchase 126,595 shares.

WS Investments III, LLC (“WS”) is the record owner of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 253,171 shares of Common Stock (the “WS Shares”). Great Point is the investment manager with respect to the WS Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares, and therefore may be deemed to be the beneficial owner of the WS Shares. In addition, WS is the record owner of warrants to purchase 253,171 shares.

CUSIP No. 93041P100	13G/A	Page 9 of 13 Pages

Thomas C. Jay QPERT (“QPERT”), Carolyn Jay Trust (“Carolyn Trust”), Jeffrey Jay Jr. Trust (“Jay Trust”) and Jeffrey and Mary Ellen Jay (“Jay”, and together with QPERT, Carolyn Trust and Jay Trust, the “Jay Owners”) collectively are the record owners of Series A-1 non voting preferred stock and certain promissory notes convertible into Series A-2 non voting preferred stock. Such preferred stock is convertible into 1,470,984 shares of Common Stock (the “Jay Shares”). In addition, the Jay Owners collectively are the record owners of warrants to purchase 1,470,984 shares. Dr. Jay is the trustee for each of QPERT, the Carolyn Trust and the Jay Trust, and by virtue of such status may be deemed to be the beneficial owner of the Jay Shares and the shares underlying such warrants. Dr. Jay has the sole voting and investment power with respect to the Jay Shares and the shares underlying such warrants.

Scott Davidson and Joe Pesce, director nominees of BVF, BOVF and BIVF, collectively own stock options to purchase 300,000 shares (the “Option Shares”). Great Point is the investment manager of BVF, BOVF and BIVF, and by virtue of such status may be deemed to be the beneficial owner of the Option Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Option Shares, and therefore may be deemed to be the beneficial owner of the Option Shares

The provisions of the preferred stock and warrants described above restrict the conversion or exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.98% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the BIVF Shares, the Lyrical Shares, Lyrical Offshore Shares, the GEF-PS Shares, the Morrison Shares, the WS Shares, the Jay Shares (except that Dr. Jay does not disclaim beneficial ownership of such shares owned is his own name) and the shares underlying warrants and stock options described above, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 4,622,922[3]

[3]

Consists of Consists of (i) 4,320,922 shares issuable upon conversion of Series A-1 non-voting preferred stock collectively owned by each of Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Lyrical Multi-Manager Fund, LP (“Lyrical”), Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”), Class D Series of GEF-PS, LP (“GEF-PS”), David J. Morrison (“Morrison”), WS Investments III, LLC (“WS”), Thomas C. Jay QPERT (“QPERT”), Carolyn Jay Trust (“Carolyn Trust”), Jeffrey Jay Jr. Trust (“Jay Trust”) and Jeffrey and Mary Ellen Jay (“Jay”, and together with QPERT, Carolyn Trust and Jay Trust, the “Jay Owners”), and (ii) stock options to purchase 300,000 shares collectively held by Scott Davidson and Joe Pesce, as director nominees of BVF, BOVF and BIVF. Does not include: (i) Series A-1 non-voting preferred stock convertible into 8,419,463 shares collectively owned by each of BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison, WS and the

CUSIP No. 93041P100	13G/A	Page 10 of 13 Pages

(b)	Percent of class: 9.98%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: - 0 -

	(ii)	Shared power to vote or to direct the vote: 4,620,922[3]

	(iii)	Sole power to dispose or to direct the disposition of: - 0 -.

	(iv)	Shared power to dispose or to direct the disposition of: 4,620,922[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 4,620,922[3]

(b)	Percent of class: 9.98%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 4,620,922[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 4,620,922[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 4,620,922[3]

(b)	Percent of class: 9.98%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 4,620,922[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

Jay Owners, (ii) Series A-2 non-voting preferred stock issuable upon conversion of certain promissory notes and convertible into 11,622,807 shares collectively owned by each of BVF, BOVF, BIVF, Lyrical, Lyrical Offshore GEF-PS, Morrison, WS and the Jay Owners and (iii) warrants to purchase 24,363,192 shares collectively held by each of BVF, BOVF, BIVF, Lyrical, GEF-PS, Morrison, WS and the Jay Owners. The provisions of such preferred stock and warrants restrict the conversion and exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.98% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. Dr. Jeffrey Jay has the sole voting and sole dispositive power with respect to the shares beneficially owned by the Jay Owners, and the other reporting persons disclaim beneficial ownership of such shares.

[4]	Based on a total of 41,680,902 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 7, 2012.

CUSIP No. 93041P100	13G/A	Page 11 of 13 Pages

(iv) Shared power to dispose or to direct the disposition of: 4,620,922[3]

Item 5.	Ownership of Five Percent or Less of a Class

                   If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 93041P100	13G/A	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D., as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

          (i)           Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

          (ii)           Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2013

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D., as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN